1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date August 15, 2016	By /s/ Zhang Baocai
Name: Zhang Baocai
Title: Director

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT ON RESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTOR

This announcement is made pursuant to the disclosure obligations under Part XIVA of the Securities and Futures Ordinance and Rule 13.09(2)(a) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

The board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) announces that the Board received a written resignation report from Mr. Wang Lijie (“Mr. Wang”), an independent non-executive director of the Company on 13 August 2016. Mr. Wang applied to resign from the position of an independent non-executive director of Company and his respective positions at the Audit Committee and Nomination Committee of the Board due to personal health issue.

Mr. Wang shall continue to perform his duties of an independent non-executive director of the Company according to the laws, administrative requirements and the articles of association of the Company prior to the election and appointment of a new independent non-executive director at a general meeting of the Company. The Company will commence the election procedures for a new independent non-executive director of the Company as soon as possible.

Mr. Wang confirms that he has no disagreement with the Board and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company or The Stock Exchange of Hong Kong Limited.

During the tenure of an independent non-executive director of the Company, Mr. Wang focused on the interests of the Company and performed his duties as an independent non-executive director of the Company actively and earnestly. With great diligence and fidelity, he made an active impact on the scientific decision-making of the Board as well as the normative operation and healthy development of the Company. The Board would like to take this opportunity to express its sincere gratitude to Mr. Wang for his valuable contributions to the Company during his term of service.

Further announcement(s) in relation to the change of independent non-executive director will be made by the Company as and when appropriate in accordance with the Listing Rules.

By order of the Board

Yanzhou Coal Mining Company Limited

Li Xiyong

Chairman of the Board

Zoucheng, Shandong Province, the PRC

15 August 2016

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Li Wei, Mr. Wu Xiangqian, Mr. Wu Yuxiang, Mr. Zhao Qingchun, Mr. Guo Dechun and Mr. Guo Jun, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Qi Anbang.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

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